

Via fax (408) 541-1361

February 7, 2011

Dominic P. Orr
President and Chief Executive Officer
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, California 94089-1113

> **Re:** **Aruba Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 24, 2010**
> **File No. 001-33347**

Dear Mr. Orr:

We have reviewed your letter dated January 28, 2011 in connection with the above-referenced filings and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 19, 2011.

Item 1. Business, page 4

1.   We note your response to prior comment 1. Please confirm that you will provide a materially complete description of your contractual arrangements with your major channel partners in future filings. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Base Salary and Variable Incentive Awards, page 18

2.   We note your response to prior comment 4 that disclosing the financial performance objectives used to determine executive compensation would cause competitive harm to the company. Your disclosure suggests that the performance targets are based on historical company-wide revenue and profit measures. It is unclear how historical

performance targets that measure company-wide financial results could be used to implement tactics to prevent the company from achieving its strategies or to allow competitors to gain insight into the company's future operating plans. Please expand your analysis as to how you believe that competitors could pull together sufficiently specific information about the company's future operations and strategy, particularly regarding your product lines, from the disclosure of the financial targets to cause the company competitive harm.

Item 13. Certain Relationships and Related Person Transactions, page 36 (Incorporated by reference from the definitive proxy statement filed on October 26, 2010)

3.   We note your response to prior comment 5 that although Douglas Leone is currently a related party under the definition of Item 404(a), the company believes that no disclosure is required because it has not entered into a transaction with Mr. Leone since the beginning of its last fiscal year. Please be advised that Item 404(a) of Regulation S-K requires the disclosure of any financial transactions, arrangements or relationships between related parties. See Instruction 2 to Item 404(a) of Regulation S-K. It appears that disclosure regarding the relationship between Mr. Leone and the company should be included in this section. Please advise.

You may contact me at (202) 551-3453 if you have any questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Jan Woo
Attorney-Advisor